SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 5, 2019

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, December 5, 2019 regarding “Ericsson comments on press coverage about the resolution of ongoing U.S. FCPA investigations”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: December 5, 2019

PRESS RELEASE December 5, 2019

Ericsson comments on press coverage about the resolution of ongoing U.S. FCPA investigations

As previously disclosed, Ericsson (NASDAQ: ERIC) is in discussions with the U.S. Department of Justice (DOJ) and the Securities and Exchange Commission (SEC) regarding the resolution of their investigations of the Company’s compliance with the U.S. Foreign Corrupt Practices Act (FCPA).

In light of recent media coverage about the resolution of the investigations the Company will not comment other than to confirm that the provision of USD 1.2 b.is still its current estimate of the amounts needed to cover the monetary sanctions, plus other related costs, as announced on September 26, 2019.

NOTES TO EDITORS:

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PRESS RELEASE December 5, 2019

About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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